Exhibit 99.1

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811 • Fax (403) 261-4818 Website: www.lukeenergy.com

Press Release
Luke Energy - Second Quarter 2005 Results

For Immediate Release
August 9, 2005

Calgary, Alberta: Luke Energy Ltd. announces record financial and operating results for the second quarter ended June 30, 2005.

Highlights are as follows:

•
Average daily production was up 139% to 2,076 barrels of oil equivalent (boepd) as compared to 868 boepd a year ago. Luke Energy’s production was 96% gas and 4% oil. Current production is over 2,700 boepd. The Company’s significant production gains were attributable to its successful first quarter gas well drilling program at Marten Creek in northern Alberta.

•
Cash flow for the second quarter was up 270% to $4.99 million (13¢ per share) from $1.35 million (4¢ per share) last year. Earnings for the quarter were up 525% to $1.6 million (4¢ per share) from $256,000 (1¢ per share) a year ago. Increased cash flow and earnings were up largely due to higher gas production.

•	Operating expenses on a per unit basis were down 25% to $5.85 per boe for the three months compared to $7.76 per boe last year because of higher volumes and lower processing fees.

•	Capital spending in the second quarter was $4.6 million versus $3.3 million last year.

•	Net debt at June 30th was $3.8 million compared to working capital of $22.7 million a year ago.

•
The Company’s new gas plant at Marten Creek came on stream July 1st. Total production from the area is now approximately 15 MMcfpd. Additional plant space is available for future production rate increases.

•
Luke Energy’s reserves were updated at June 30th by the independent firm of Gilbert Lausten Jung Associates Ltd. (GLJ). Total proved reserves were up 78% to 4.91 million boe from 2.76 million boe at year-end. Total proved plus probable reserves were up 87% to 7.1 million boe from 3.8 million boe at year-end. The Company’s net asset value increased 99% on an undiscounted basis to $5.62 per share from $2.83 per share at December 31, 2004. The net asset value discounted at 10% increased 56% to $3.29 per share from $2.11 per share at year-end.

Outlook:

•
Subsequent to the end of the second quarter the Company acquired a light oil property from a major company in the Three Hills area of central Alberta. The price paid was $8.1 million. The property currently produces about 180 boepd and offers attractive upside for drilling and reactivation of a waterflood. A three well oil drilling program is planned starting in late August. In a separate transaction, the Company sold its 55 boepd of production and undeveloped land at Bernadet in British Columbia for $3.4 million. The effect of these transactions is to now focus the Company’s activities in Alberta.

•	The Company projects cash flow for 2005 of $18 million (49¢ per share) with earnings of $4 million (10¢ per share).

•	The capital budget for the second half of the year is estimated at $21.5 million.

Luke Energy is a rapidly growing junior oil and gas company operating in western Canada and listed on the Toronto Stock Exchange under the symbol LKE.

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contacts:	Harold V. Pedersen, President & CEO, or
Carrie McLauchlin, V.P. Finance & CFO
Phone: (403) 261-4811
Website: www.lukeenergy.com

Highlights

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited)	2005	2004	2005	2004
Operating
Production
Gas - mcf/d	12,020	4,600	9,454	2,732
Oil - bopd	73	101	73	83
Total - boepd (6 mcf = 1 bbl)	2,076	868	1,649	538

Product Prices ($Cdn)
Gas - $/mcf	$6.97	$6.79	$6.86	$6.69
Oil - $/bbl	$62.53	$48.72	$57.29	$45.44
Drilling Activity
Gas wells	-	-	20	8
Oil wells	-	-	-	-
Dry	1	1	8	2
Total wells	1	1	28	10
Net wells	.3	.5	26	9.5

Undeveloped lands
Net acres	43,434	23,750	43,434	23,750

Financial ($Cdn)
Gross production revenue	$8,045,560	$3,291,240	$12,495,084	$4,015,677
Cash flow [1]	$4,994,780	$1,345,790	$7,531,570	$1,844,675
per share - basic & diluted	$0.13	$0.04	$0.20	$0.05
Earnings	$1,595,345	$256,285	$2,124,700	$339,148
per share - basic & diluted	$0.04	$0.01	$0.06	$0.01
Weighted average shares outstanding	37,004,680	34,836,465	37,001,933	34,832,707
Shares outstanding	37,007,823	34,856,949	37,007,823	34,856,949
Capital expenditures	$4,560,347	$3,280,328	$28,588,417	$14,195,216
Working capital [2]	$889,010	$22,698,377	$889,010	$22,698,377
Long-term debt	$4,729,102	$-	$4,729,102	$-
Shareholders’ equity	$50,886,321	$43,496,800	$50,886,321	$43,496,800

[1]	Cash flow means earnings before future taxes, depletion and depreciation and accretion and stock-based compensation.
[2]	Working capital at June 30, 2005 includes an advance deposit paid on the Three Hills property acquisition which closed July 4, 2005.